Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Amazon.com Inc (AMZN)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a

Amazon.com Inc (AMZN)
Vote Yes: Item #6 – Disclose Value-Chain Emissions from Retail Sales

Annual Meeting: May 21, 2025

CONTACT: Parker Caswell | pcaswell@asyousow.org

Green Century Capital Management, Inc ("Green Century”), and shareholder representative, As You Sow®, seek your support for the disclosure-related proposal filed at Amazon.com (“Amazon” or “the Company”) in its 2025 proxy statement. The proposal asks the Company to disclose important information about its Scope 3, or value chain, greenhouse gas (GHG) emissions.

THE RESOLUTION

RESOLVED: Shareholders request that Amazon disclose all material Scope 3 greenhouse gas emissions associated with its retail sales.

SUMMARY

The economic consequences of climate change are already expected to cost the global economy as much as $38 trillion per year by 2050.1 Each additional 1°C of temperature rise is projected to reduce global GDP by 12%, emphasizing the importance of immediate and sustained emissions reductions across the global economy.2

The production and use of household goods makes a significant contribution to climate change, and the consumer good sector’s Scope 3 value chain emissions represent between 80% and 98% of a retailers’ GHG emissions.3 Despite this, Amazon, the world’s largest online store, reports product-related Scope 3 emissions for only 3% of the Company’s retail sales.4

Although Amazon claims that its Scope 3 disclosures are complete, the Company only discloses product-related Scope 3 emissions for its own Amazon-branded private-label products, which ignores emissions from as much as 97% of its retail sales.5 Amazon, therefore, fails to accurately and transparently disclose the material GHG emissions associated with its retail sales.

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1 https://www.pik-potsdam.de/en/news/latest-news/38-trillion-dollars-in-damages-each-year-world-economy-already-committed-to-income-reduction-of-19-due-to-climate-change

2 https://www.weforum.org/stories/2024/06/nature-climate-news-global-warming-hurricanes/#:~:text=Climate%20change%20costs%20the%20world,times%20larger%20than%20previous%20estimates.

3 https://www.mckinsey.com/industries/retail/our-insights/climate-sustainability-in-retail-who-will-pay

4 https://sustainability.aboutamazon.com/carbon-methodology.pdf, p.2

5 https://sustainability.aboutamazon.com/carbon-methodology.pdf p.2; https://www.congress.gov/116/meeting/house/110883/documents/HHRG-116-JU05-20200729-QFR052.pdf, p.23

Green Century	As You Sow
114 State Street	11461 San Pablo Avenue, Suite 400
Boston, MA, 02109	El Cerrito, CA, 94530

Green Century and As You Sow: 2025 Proxy Memo
Amazon.com Inc | Disclose Value-Chain Emissions from Retail Sales

Amazon’s largest competitor, Walmart, accurately discloses product-related Scope 3 emissions for all of the products sold in its brick-and-mortar stores and its online store.6 Other large U.S. retailers, including Costco, Target, and Lowes, similarly disclose material Scope 3 emissions for all retail sales.7 This large disclosure gap between Amazon and its peers not only demonstrates the inadequacy of Amazon’s current emissions disclosures but is likely to mislead investors into believing that Amazon’s Scope 3 emissions are much lower than its competitors’ emissions.

RATIONALE FOR A YES VOTE

1.	Amazon’s Current Scope 3 Emissions Disclosures Do Not Satisfy the Proposal and Do Not Align with Investor Expectations.

2.	Amazon’s Current Scope 3 Emissions Disclosures Expose the Company to Material Risks.

3.	Amazon Lags Peers, Who Accurately and Transparently Disclose Material Scope 3 Emissions.

DISCUSSION

Amazon openly acknowledges risk that climate change poses to its business, including: “disruption” and “increased operating costs due to more frequent extreme weather events or climate-related changes, such as rising temperatures and water scarcity; increased investment requirements associated with the transition to a low-carbon economy; decreased demand for our products and services as a result of changes in customer behavior; increased compliance costs due to more extensive and global regulations and third-party requirements; and reputational damage resulting from perceptions of our environmental impact.”8

Yet, the Company discloses only a small fraction of its Scope 3 value-chain emissions. Amazon currently discloses only product-related Scope 3 emissions for its own Amazon-branded private-label products, which ignores emissions from as much as 97% of its retail sales.9 This directly contradicts the GHG Protocol’s requirement that emissions from all relevant sales be reported.10 Relevant emissions, as defined by the GHG Protocol, includes information necessary for informed decision making.11 This closely aligns with the SEC’s use of materiality: information is material to investment decision making “if there is a substantial likelihood that a reasonable shareholder would consider it important.”12

New regulations on emissions reporting, including evolving mandatory reporting directives from the California Air Resource Board’s (CARB) Mandatory Reporting Requirement (MRR) and the EU’s Corporate Sustainability Reporting Directive (CSRD) will require companies to disclose all material product-related Scope 3 emissions from all products sold.13 Amazon’s incomplete disclosures are at odds with these reporting requirements,14 fail to meet investor expectations, are misaligned with peers, and expose Amazon to material financial risk.

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6 https://corporate.walmart.com/content/dam/corporate/documents/esgreport/our-esg-priorities/2023%20CDP%20Climate%20Submission.pdf, p.57-61

7 https://mobilecontent.costco.com/staging/resource/img/25w03130/5a_ClimateActionPlan_FY24.pdf, p.11; https://corporate.target.com/getmedia/c70c48ab-0e10-4576-9e92-789e30665964/2023-CDP-Climate-Response.pdf, p.62-70; https://corporate.lowes.com/sites/lowes-corp/files/2024-09/Lowes_2023_CRR_9.30.24.pdf, p.46

8 https://www.sec.gov/Archives/edgar/data/1018724/000101872425000004/amzn-20241231.htm, p.10-11

9 https://sustainability.aboutamazon.com/carbon-methodology.pdf, p.2; https://www.congress.gov/116/meeting/house/110883/documents/HHRG-116-JU05-20200729-QFR052.pdf, p.23

10 https://ghgprotocol.org/sites/default/files/standards/ghg-protocol-revised.pdf, p.8

11 https://ghgprotocol.org/sites/default/files/standards/Corporate-Value-Chain-Accounting-Reporing-Standard_041613_2.pdf, p.24

12 https://csrc.nist.gov/glossary/term/materiality

13 https://ghgprotocol.org/sites/default/files/2022-12/Chapter11.pdf, p.113; https://ghgprotocol.org/sites/default/files/2024-03/GHG-Protocol-Integration.pdf

14 https://sustainability.aboutamazon.com/carbon-methodology.pdf, p.2

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Green Century and As You Sow: 2025 Proxy Memo
Amazon.com Inc | Disclose Value-Chain Emissions from Retail Sales

1.	Amazon's Current Scope 3 Emissions Disclosures Do Not Satisfy the Proposal and Do Not Align with Investor Expectations.

Amazon discloses its Scope 1 and 2 GHG emissions, but its disclosure of Scope 3 value-chain emissions, which make up the largest portion of its carbon footprint,15 are incomplete and lag peer reporting. Amazon reports that it measures the Scope 3 emissions only from “Amazon-branded product manufacturing,” “our customers’ use of Amazon devices,” and “Amazon devices end-of-life treatment.”16 These disclosures omit the manufacturing, use-phase, and end-of-life emissions from all products sold on Amazon’s retail platform except for private-label brands, which make up approximately 3% of total sales on Amazon.com.17 Consequently, the product-related Scope 3 emissions from 97% of sales on Amazon’s retail platform are not included in the Company’s emissions disclosures.18

This proposal asks Amazon to disclose emissions from its “retail sales.” Retail sales, as defined by the Company’s financial reporting, include all product sales for which the Company is the seller of record and reports revenue.19 Amazon’s retail sales make up approximately 40% of the total sales volume on Amazon.com, and include the sale of private-label Amazon branded products, and the sale of goods that bear other companies’ brands.

Amazon’s practice of reporting Scope 3 emissions from only a small portion of its retail sales is inconsistent with the GHG Protocol, materially undercounts the Company’s emissions,20 and does not align with the practices of other major retailers who report the material product-related Scope 3 emissions from all retail sales.21 The GHG Protocol’s guidance on this topic is clear: product-related Scope 3 emissions should include “...emissions from all relevant products sold in the reporting year across the company’s product portfolio.”22 The GHG Protocol elaborates further on relevant products, stating that an inventory boundary should reflect “…the substance and economic reality of the company’s business relationships.”23

The “economic reality” is clear. All the products that Amazon sells, reports revenue from, and qualifies as “retail sales” in its financial reporting24 are part of Amazon’s value chain, regardless of whether they bear an Amazon private-label brand or not. As such, the product-related Scope 3 emissions from these sales should be reported in Amazon’s emissions inventory.

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15 https://www.mckinsey.com/industries/retail/our-insights/climate-sustainability-in-retail-who-will-pay

16 https://sustainability.aboutamazon.com/carbon-methodology.pdf, p.2

17 In 2020, Amazon reported to the U.S House of Representatives’ Subcommittee on Antitrust that “private brands sales represent only about 1% of our total sales.

” https://www.congress.gov/116/meeting/house/110883/documents/HHRG-116-JU05-20200729-QFR052.pdf, p.23

18 https://sustainability.aboutamazon.com/carbon-methodology.pdf, p.2

19 https://www.sec.gov/Archives/edgar/data/1018724/000101872425000004/amzn-20241231.htm, p.34

20 https://revealnews.org/article/private-report-shows-how-amazon-drastically-undercounts-its-carbon-footprint/

21 https://revealnews.org/article/private-report-shows-how-amazon-drastically-undercounts-its-carbon-footprint/

22 https://ghgprotocol.org/sites/default/files/2022-12/Chapter11.pdf, p.113

23 https://ghgprotocol.org/sites/default/files/standards/ghg-protocol-revised.pdf, p.8

24 https://www.sec.gov/Archives/edgar/data/1018724/000101872425000004/amzn-20241231.htm, p.43

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Green Century and As You Sow: 2025 Proxy Memo
Amazon.com Inc | Disclose Value-Chain Emissions from Retail Sales

2.	Amazon’s Current Scope 3 Emissions Disclosures Expose the Company to Material Risks.

Risks related to regulatory noncompliance.

Amazon’s incomplete Scope 3 emissions disclosures leave the Company ill-prepared to respond to future regulatory changes. While mandatory emissions reporting requirements in both the EU and California are evolving, it is highly likely that regulations will require Amazon to report product-related Scope 3 emissions for all retail sales in the coming years.25

Although the proposed Omnibus alterations to CSRD may delay reporting timelines, Amazon’s large EU operations will very likely require the Company to report its emissions in the first wave of CSRD compliance.26 Similarly, the California Air Resources Board’s requirements currently will require Amazon to begin annually reporting its Scope 3 emissions in 2027 and indicates that the Company should be recording and preparing Scope 3 data in 2025 and 2026.27

These regulations utilize reporting compatible with the existing GHG Protocol Scope 3 methodology.28 By failing to produce a Scope 3 emissions reporting methodology aligned with the requirements of these regulatory standards, Amazon faces potential financial and regulatory penalties for non-compliance. Furthermore, the prevalence of such mandatory reporting requirements emphasizes the importance of value-chain emissions for both investors and the public. To mitigate these material financial risks and act in shareholders’ best interest, it is appropriate that Amazon fulfill the request of the proposal by measuring and disclosing the material Scope 3 emissions from the Company’s retail sales.

Reputational Risk

Amazon’s incomplete Scope 3 disclosures also expose the Company to reputational risk. Consumers are increasingly climate conscious,29 and major investors continue to seek transparent and accurate GHG emissions reporting.30 Amazon’s commitment to the Science Based Targets initiative (SBTi) and the Company’s subsequent removal by SBTi for failing to meet its target-setting deadline was reported widely by major media outlets,31 damaging the Company’s reputation. Additionally, the Company’s misleading Scope 3 reporting practices were the subject of a highly critical report by the Center for Investigative Reporting, which found that Amazon “drastically undercounts its carbon footprint.”32 Amazon’s failure to report its full scope of emissions is causing continued reputational risk, and initiating full Scope 3 emissions reporting is necessary to address mounting reputational damage. In addition, Amazon has garnered significant negative publicity and accusations of greenwashing for its questionable 100% renewable energy claim and the legitimacy of its Climate Pledge initiative.33

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25 https://dart.deloitte.com/USDART/home/publications/deloitte/heads-up/2025/eu-commission-omnibus-proposal-sustainability-reporting-reduction-csrd

26 https://dart.deloitte.com/USDART/home/publications/deloitte/heads-up/2025/eu-commission-omnibus-proposal-sustainability-reporting-reduction-csrd, https://www.statista.com/statistics/934963/revenue-of-amazon-europe/

27 https://www.forvismazars.us/forsights/2024/12/california-doubles-down-on-ghg-climate-reporting-requirements#:~:text=The%20CCDAA%20requires%20reporting%20entities,to%20be%20reported%20in%202030

28 https://leginfo.legislature.ca.gov/faces/billNavClient.xhtml?bill_id=202320240SB253

29 https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/consumers-care-about-sustainability-and-back-it-up-with-their-wallets

30 https://www.climateaction100.org/

31 https://www.wsj.com/business/energy-oil/companies-stall-climate-action-despite-earlier-promises-44c1c7bd; https://www.latimes.com/business/story/2023-08-14/amazon-carbon-emissions-climate-change; https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/22-us-companies-singled-out-for-not-filing-science-based-climate-targets-76869741

32 https://revealnews.org/article/private-report-shows-how-amazon-drastically-undercounts-its-carbon-footprint/

33 https://jacobin.com/2023/11/black-friday-amazon-climate-footprint-worker-organizing; https://www.computerweekly.com/news/366596253/Amazon-employees-question-firms-renewable-energy-claims, https://www.forbes.com/sites/siladityaray/2024/07/10/amazon-claims-it-achieved-100-renewable-energy-target-in-2023-heres-what-it-means/

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Green Century and As You Sow: 2025 Proxy Memo
Amazon.com Inc | Disclose Value-Chain Emissions from Retail Sales

Investor Expectations

Investors increasingly expect companies to make climate-related risk disclosures and set targets for mitigating climate risk. Climate Action 100+ (“CA100+”), a global investor initiative with over 600 investor members, has issued a Net Zero Company Benchmark that seeks to secure greater disclosure of climate risk and robust emission reduction strategies.34 Scope 3 value-chain disclosures and targets are a necessary condition for satisfying over half of the Benchmark indicators.35 Amazon’s failure to disclose its Scope 3 emissions in alignment with the CA100+ benchmark signals to investors that the Company is not meeting investor disclosure expectations and is not on a credible path to net zero emissions.

Amazon’s current disclosures have a high likelihood of confusing and misleading investors. When companies report product-related Scope 3 emissions, it is well understood that they are reporting the emissions for all products they sell, not just the emissions of a small subset of private-label products.36 The Securities and Exchange Commission (SEC) has long emphasized the importance of “consistent, comparable, and decision-useful information.”37 By reporting product-related Scope 3 emissions for only a small portion of the products sold on its retail platform, Amazon makes its emissions disclosures inconsistent and incomparable with peers.

Because Scope 3 value-chain emissions make up much of its carbon footprint,38 Amazon’s ability to measure, disclose, and eventually reduce its Scope 3 value-chain emissions is an essential indicator of its ability thrive in a low-carbon economy. The benefits of assessing and mitigating value-chain emissions are well understood.39 Amazon’s incomplete value-chain disclosures leave investors unable to determine whether Amazon is reducing its exposure to climate-related risks, meeting consumer and investor expectations, and taking action to reduce its contribution to climate change. To meet investor expectations on climate change and climate-related risk mitigation, Amazon must accurately and transparently measure and disclose its Scope 3 value-chain emissions.

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34 https://www.climateaction100.org/

35 https://www.climateaction100.org/wp-content/uploads/2023/03/Climate-Action-100-Net-Zero-Company-Benchmark-Framework-2.0..pdf

36 https://ghgprotocol.org/sites/default/files/2022-12/Chapter11.pdf, p.113

37 https://viewpoint.pwc.com/dt/us/en/pwc/in_briefs/2024/2024-in-brief/ib202402.html#:~:text=%5BThe%20rules%20will%5D%20%E2%80%9Cprovide,issuers%20with%20clear%20reporting%20requirements.%E2%80%9D&text=

The%20rules%20will%20require%20disclosures,F%20for%20foreign%20private%20issuers

38 https://mcusercontent.com/a4ff907f7a389f16339eb6fbe/files/d771af6b-7c86-4755-9baa-25dd01aa2e1f/20210310_Scope_3_Peer_Group_Pathfinder.pdf, p.2; https://sustainability.aboutamazon.com/2022-sustainability-report.pdf, p.12

39 https://www.greenbiz.com/article/3-ways-business-can-benefit-scope-3-emissions-reductions#:~:text=Initiatives%20within%20Kraft%20to%20address,down%20supply%20chain%20carbon%20emissions.

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Green Century and As You Sow: 2025 Proxy Memo
Amazon.com Inc | Disclose Value-Chain Emissions from Retail Sales

3.	Amazon Lags Peers, Who Accurately and Transparently Disclose Material Scope 3 Emissions.

Amazon significantly lags its foremost peer and competitor Walmart, which discloses material product-related Scope 3 GHG emissions from all retail sales in its online and physical stores, not just those that bear one of Walmart’s private brands.40 Additionally, Walmart has confirmed that it reports the emissions from third-party sellers that use its site, significantly exceeding the more limited purview of this proposal.41 Target, IKEA and H&M all report material Scope 3 emissions from all retail sales, and have SBTi-approved Scope 3 targets.42. Costco, CVS, and Lowes also disclose their most material product-related Scope 3 emissions from all retail sales.43 Peers demonstrate that comprehensive value-chain reporting is possible for large retailers

Of the 10 largest retailers by sales volume in the US, and Amazon is the only one that makes a distinction between its private-label products and the rest of its retail portfolio in its emissions reporting.44 A 2022 report from the Center for Investigative Reporting detailed Amazon’s drastic emissions underestimation, stating that to report lower emissions figures, Amazon “. . . simply decides to play by different rules than its peers.”45

By using an emissions reporting methodology that is demonstrably misaligned with other large U.S. retailers, Amazon creates a lack of comparability between peers. While Scope 3 reporting is imperfect, it is a valuable metric for investors seeking to understand companies’ exposure to climate-related risk. Walmart has been clear that its Scope 3 methodology and data quality will evolve over time46 and shifts in reported emissions are not failures, but reflections of the evolving nature of emissions accounting and the urgent need for action.

Company	Discloses Material Scope 3 GHG Emissions from All Retail Sales
Amazon	NO47
Walmart	YES[48]
Costco	YES[49]
Target	YES[50]
Lowes	YES[51]
Ikea	YES[52]
CVS	YES[53]
H&M	YES[54]

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40 https://corporate.walmart.com/purpose/esgreport/environmental/climate-change

41 https://revealnews.org/article/private-report-shows-how-amazon-drastically-undercounts-its-carbon-footprint/

42 https://sciencebasedtargets.org/companies-taking-action

43 https://mobilecontent.costco.com/staging/resource/img/25w03130/5a_ClimateActionPlan_FY24.pdf, p.11; https://www.cvshealth.com/content/dam/enterprise/cvs-enterprise/pdfs/2023/Healthy-2030-Impact-Report-Appendix.pdf p.34, https://corporate.lowes.com/sites/lowes-corp/files/2024-09/Lowes_2023_CRR_9.30.24.pdf, p.46

44 https://nrf.com/research-insights/top-retailers/top-100-retailers/top-100-retailers-2024-list

45 https://revealnews.org/article/private-report-shows-how-amazon-drastically-undercounts-its-carbon-footprint/

46 https://corporate.walmart.com/purpose/esgreport/environmental/climate-change

47 https://sustainability.aboutamazon.com/carbon-methodology.pdf, p.2

48 https://corporate.walmart.com/content/dam/corporate/documents/esgreport/our-esg-priorities/2023%20CDP%20Climate%20Submission.pdf, p.65

49 https://mobilecontent.costco.com/staging/resource/img/25w03130/5a_ClimateActionPlan_FY24.pdf, p.11

50 https://corporate.target.com/getmedia/c70c48ab-0e10-4576-9e92-789e30665964/2023-CDP-Climate-Response.pdf, p.62-70

51 https://corporate.lowes.com/sites/lowes-corp/files/2024-09/Lowes_2023_CRR_9.30.24.pdf, p.46

52 https://www.ikea.com/global/en/images/IKEA_CLIMATE_Report_FY_23_20240125_a5a1535f4e.pdf, p.36

53 https://www.cvshealth.com/content/dam/enterprise/cvs-enterprise/pdfs/2023/Healthy-2030-Impact-Report-Appendix.pdf, p.34

54 https://hmgroup.com/wp-content/uploads/2023/09/HM-Group-CDP-response-Climate-change-2023.pdf, p.38-42

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Green Century and As You Sow: 2025 Proxy Memo
Amazon.com Inc | Disclose Value-Chain Emissions from Retail Sales

ENGAGEMENT HISTORY

Green Century and shareholder representative, As You Sow, have attempted to engage with Amazon on the topic of Scope 3 value-chain emissions disclosures for the past three years. The Company has declined requests for a meeting and refused to provide meaningful information in written correspondence. Importantly, this year’s proposal directly responds to the Company’s stated concerns regarding the availability and quality of emissions data from third-party sellers by limiting the scope of the proposal to first-party, or “retail sales.” This significantly lowers the reporting burden on the Company while still providing investors with decision useful information about the Company’s exposure to climate-related risk.

RESPONSE TO AMAZON.COM, INC BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Amazon Board of Directors (“the Board”) recommends that shareholders vote against the Proposal on the following basis:

“We Already Calculate and Report on Our Carbon Emissions, Including Scope 3 Activities, in a Manner Consistent with External Reporting Standards”

The Company argues that it “follow[s] guidance from the GHG Protocol Corporate Standard in calculating [its] greenhouse gas emissions (including Scope 3 emissions),” To the contrary, Amazon’s emissions reporting diverges from the standards set forth by the Protocol in key respects.55 First, for key product-related categories, Amazon only reports Scope 3 emissions from approximately 3% of its retail sales.56 The Company acknowledges that it does not disclose product-related Scope 3 emissions for all its retail sales,57 further proving that the Company’s disclosures fall short of the specific and precise language in the GHG Protocol’s Value Chain Standard.58

The GHG Protocol’s Scope 3 Standard states that reporting should include emissions from “all products sold” for key product-related categories, including category 1 (purchased goods and services, i.e. manufacturing), 11 (use of sold products), and 12 (end-of-life product emissions).

Specifically, the Protocol’s guidance for category 1 states, “[t]his category includes emissions from all purchased goods and services. . . ” so long as these emissions are not counted in another Scope 3 category.59 Similarly, the Scope 3 category 11 and category 12 guidance note that the Company should include the use-phase emissions, from “all relevant products sold,”60 and the end-of-life product emissions, from “all products sold in the reporting year.”61

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55 https://sustainability.aboutamazon.com/carbon-methodology.pdf, p.4

56 https://www.congress.gov/116/meeting/house/110883/documents/HHRG-116-JU05-20200729-QFR052.pdf , p.23-24, https://sustainability.aboutamazon.com/carbon-methodology.pdf, p.2

57 https://sustainability.aboutamazon.com/2022-sustainability-report.pdf, p.12

58 https://ghgprotocol.org/sites/default/files/standards/Corporate-Value-Chain-Accounting-Reporing-Standard_041613_2.pdf, p.38, 48, 49

59 https://ghgprotocol.org/sites/default/files/standards/Corporate-Value-Chain-Accounting-Reporing-Standard_041613_2.pdf, p.3

60 https://ghgprotocol.org/sites/default/files/standards/Corporate-Value-Chain-Accounting-Reporing-Standard_041613_2.pdf, p.48

61 https://ghgprotocol.org/sites/default/files/standards/Corporate-Value-Chain-Accounting-Reporing-Standard_041613_2.pdf, p.49

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Green Century and As You Sow: 2025 Proxy Memo
Amazon.com Inc | Disclose Value-Chain Emissions from Retail Sales

Thus, under the Greenhouse Gas Protocol, emissions from all retail sales must be reported. There is no option for reporting on only a small portion of a company’s retail sales. Amazon’s practice of limiting its Scope 3 product-related emissions disclosures to a small segment of its product portfolio—its branded products—is a direct contradiction of GHG Protocol guidance, concretely disproving the Board’s statement that the Company’s reports its Scope 3 emissions in a manner “[c]onsistent with the GHG Protocol Corporate Standard.”

“Our reported emissions are verified against the GHG Protocol Corporate Standard by independent third parties.”

Proponents acknowledge Amazon’s Scope 3 assurance statement but the issue in question is not the accuracy of the few emissions that Amazon does report, but rather its failure to report the product-related emissions from roughly 97% of the Company’s retail sales. The Company’s assurance statement applies only to the limited emissions it does report; it is not relevant to the Proposal, which concerns emissions that the Company does not report. To provide investors with comparable and decision-useful information about Amazon’s exposure to climate-related risk, it is essential that Amazon does not limit its Scope 3 emissions reporting to private-label products.

“We Remain Focused on Reducing Our Carbon Emissions”

While Amazon’s aspirations to reduce its Scope 1, 2, and 3 GHG emissions to net zero by 2040 can be supported in theory, arbitrarily limiting the emissions counted to a small subset of its total emissions is highly concerning. Addressing only the Company’s currently reported emissions, rather than its true emissions, exposes the Company to material regulatory and legal risk and can easily mislead investors. Inversely, the disclosure and mitigation of the material Scope 3 product-related emissions from all its retail sales would be an important step toward providing investors with assurance that Amazon is credibly assessing and mitigating its climate-related financial risk.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #6.

To more closely align with peers and address the material risks posed by regulatory noncompliance, Amazon should measure and disclose the material Scope 3 greenhouse gas emissions from its retail sales. We urge a vote “FOR” this proposal.

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For questions, please contact Parker Caswell, As You Sow, pcaswell@asyousow.org

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Green Century and As You Sow: 2025 Proxy Memo
Amazon.com Inc | Disclose Value-Chain Emissions from Retail Sales

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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